**Mail Stop 4561**

February 13, 2008

William Van Wyck
President and Chief Executive Officer
RedRoller Holdings, Inc.
Soundview Plaza, 1266 East Main St.
Stamford, CT 06902-3546

      **Re:    RedRoller Holdings, Inc.**
             **Registration Statement on Form SB-2**
             **Filed January 14, 2008**
             **File No. 333-148656**

             **Annual Report on Form 10-KSB**
             **Filed May 29, 2007**
             **File No. 333-133987**

Dear Mr. Van Wyck:

        We have limited our review of your registration statement to those issues addressed in our comments below.  Where indicated, we think you should revise your filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Cover Page of Prospectus

1. On the cover page of your prospectus, you state that you are registering 9,077,768 shares issued in your private placement, and 2,622,382 shares underlying warrants issued in your private placement.  These amounts do not reconcile with your

discussion on page 3 of your prospectus, where you state that the units you issued in the private placement were convertible into 7,058,824 shares of common stock and warrants to purchase 1,764,706 shares, and that you issued warrants to purchase 352,942 shares of your common stock to broker-dealers who assisted in your private placement. Please explain the reason for this discrepancy or amend your disclosure, as appropriate.

Selling Stockholders, page 12

2.      The opening paragraph of this section states that your prospectus covers shares "all of which are currently outstanding." Elsewhere in your registration statement, including your tabular disclosure in this section, you have stated that the shares that are the subject of your registration statement include both outstanding shares and shares underlying warrants. Please explain the reason for this discrepancy or amend your disclosure, as appropriate.

3.      For certain selling stockholders that are legal entities you have not disclosed the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. Please revise to provide that information. See Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations, and Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

4.      We note your disclosure regarding selling stockholders that are registered broker-dealers or affiliates of broker-dealers. Please delete the "we have been advised" limitation in the first two sentences of the fourth paragraph of this section. For the selling stockholder that is a broker-dealer, please either identify the selling stockholder as an underwriter, or revise your disclosure to indicate that the selling stockholder acquired the securities as compensation for investment banking services and provide a description of the investment banking services and the manner in which the compensation for the services was computed, as applicable. In the second sentence of the fourth paragraph of this section, please remove the reference to the broker-dealer, add the phrase "of the securities to be resold" after "at the time of purchase," and replace the phrase "related common stock" with "securities."

Executive Compensation, page 37

5.      The Summary Compensation Table must be provided for your last two completed fiscal years. Given that your fiscal year 2007 ended on December 31, 2007, please revise your disclosure to add executive compensation information for 2007.

Certain Relationships and Related Transactions, page 42

6.      Please identify the shareholder to whom the shares of capital stock of AWS were transferred, and disclose the percentage of that related party's share ownership in the registrant, as of the time of the transaction.  Please clarify the effect that the surrender of the 8,000,000 shares had on the related party's percentage of ownership.  In addition, disclose the approximate dollar amount involved in the transaction and explain how you determined that amount.  Describe the procedures that were followed in reviewing and approving this transaction.  Tell us whether a written agreement was entered into in connection with this transfer of assets.  If so, please explain why that agreement has not been filed as an exhibit.

7.      Tell us where you have provided disclosure responsive to Item 404(b) of Regulation S-K, or in your response letter explain why such information is not required in your filing.

Form 10-KSB

Exhibit 31

8.      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the individual's title should only be included in the certification to the extent specifically indicated in paragraph (b)(31) of Item 601 of Regulation S-K.

9.      We note that you make several references in paragraph 4 of your certification to your "quarterly report."  In addition, in paragraph 4(d), you deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)."

                        *        *        *        *        *

        As appropriate, please amend your filings in response to these comments.  Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.  Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Please amend your filing to include appropriately updated financial statements.  See Rule 8-08 of Regulation S-X.  In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

We direct your attention to the Smaller Reporting Company Regulatory Relief and Simplification adopting release. See Release No. 33-8876. If a registration statement was filed on an "SB" form before February 4, 2008, the effective date of the rule amendments, and a company seeks to amend it after the effective date of the rule amendments, the company must file the amendment on the appropriate form available to the issuer without an "SB" designation. As discussed in Section IV of the adopting release, issuers will be able to continue using the disclosure format and content based on the "SB" form until six months after the effective date. We would expect that your amendment will be designated as a Form S-1/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require additional assistance, you may contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc:     Via Facsimile (212) 884-8644
        Anthony P. Coles, Esq.
        DLA Piper US LLP